UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-6577

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FG Capital LC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7701 Forsyth Blvd., Suite 750
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David B. Mueller	314.881.1177	dbm@fortunegrp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anders Minkler Huber & Helm, LLP
(Name – if individual, state last, first, and middle name)

800 Market Street	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

1/25/2005	2100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David B. Mueller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FG Capital LC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: ____________________

Notary Public

JASON RANGE-LEE
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: Aug. 24, 2026
Commission # 22722825

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

Member
FG Capital LC
Saint Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FG Capital LC as of December 31, 2025, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FG Capital LC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FG Capital LC's management. Our responsibility is to express an opinion on FG Capital LC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to FG Capital LC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

THE POWER TO DREAM BIG

St. Louis
800 Market Street, Suite 500
St. Louis, MO 63101-2501

Chesterfield
16090 Swingley Ridge Road, Suite 220
Chesterfield, MO 63017-2064

p 314.655.5500
f 314.655.5501
anderscpa.com

Page 1

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of FG Capital LC's financial statements. The supplemental information is the responsibility of FG Capital LC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as FG Capital LC's auditor since February of 2019.

St. Louis, Missouri
2/13/2026

FG CAPITAL LC

ANNUAL REPORT

FOR THE YEAR ENDED

DECEMBER 31, 2025

FG Capital LC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$ 39,650
Total assets	$ 39,650

LIABILITIES AND MEMBER'S EQUITY

Member's equity	$ 39,650
Total liabilities and member's equity	$ 39,650

See notes to financial statements

FG Capital LC
Statement of Income
For the Year Ended December 31, 2025

Revenue		$ 2,162,901
Operating expenses		
Administrative service fee	$	5,400
Licenses, permits, and FINRA fees		2,595
Professional services, and other		13,500
Total Operating Expense		21,495
Net Income		$ 2,141,406

FG Capital LC
Statement of Changes in Member's Equity
Year ended December 31, 2025

Member's equity, beginning of year	$	25,946
Net income		2,141,406
Distributions to Parent Company		(2,127,702)
Member's equity, end of year	$	39,650

See notes to financial statements

FG Capital LC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:

Net Income $ 2,141,406

Adjustments to reconcile net income to
net cash (used) by operating activities: -

Net cash provided by operating activities 2,141,406

Net Cash used by financing activities-
Distributions to parent company (2,127,702)

Net increase (decrease) in cash 13,704

Cash, beginning 25,946

Cash, ending $ 39,650

Supplemental cash flows disclosures:

Income tax payments $ -

Interest payments $ -

See notes to financial statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESSS

FG Capital LC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member Missouri limited liability company that is wholly-owned by The Fortune Group LLC (the "Parent"). The Company offers financial advisory services to middle market companies including private securities offerings to institutional investors on a best efforts basis ("Company Services"). The Company does not affect the sale of municipal or government securities or debt of direct participation programs, nor does it affect resales or engage in secondary market trading of private placement securities. The Company does not maintain any client securities accounts.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("FASB ASC"), which is the source of U.S. generally accepted accounting principles ("GAAP"). All references to authoritative accounting guidance contained in the Company's disclosures are based on the general accounting topics within the FASB ASC.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Fees for Company Services are recorded when the services are realizable and earned in accordance with written agreements between the Company and its customers ("Customer Agreements").

Revenue Recognition

In connection with providing Company Services, the Company may facilitate the sale of a customer's business through the offering and sale of securities ("Customer Business Sale"). The fees charged in connection with Customer Business Sales are set forth in Customer Agreements and generally include a retainer fee ("Retainer Fee") and a completion fee ("Completion Fee").

The Retainer Fee is normally billed and collected monthly during the term of Customer Agreements while the Completion Fee is only due upon the completion and closing of a Customer Business Sale in accordance with the terms of the Customer Agreements. The Company has historically recorded revenue from Retainer Fees over the period they are earned and realizable (generally monthly) and recorded revenue from a Completion Fee only upon the satisfaction of its obligations and the completion and closing of Customer Business Sale transactions.

Fair Value of Financial Instruments

Cash deposits are maintained with financial institutions that are insured for all interest bearing accounts up to $250,000. Any non-interest bearing accounts held are fully insured by the FDIC.

Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Completion Fees are not booked as revenue until received in cash. The Company does not anticipate nonperformance by customers. Agreements are in place providing for collection virtually simultaneous with completion and closing of the event that gives rise to customer's obligation to make payment of a Completion Fee.

Income Taxes

The Company's taxable income or loss is reported on the income tax return of its Parent, which is treated as a partnership for income tax purposes. Consequently, no provision for income taxes is required in the accompanying financial statements. Any interest or penalties assessed as a result of tax positions taken by the Parent company are borne by the Parent.

Statement of Changes in Cash Flows

For purposes of the Statement of Changes in Cash Flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Commitments and Contingencies

The Company is not involved in any arbitration or litigation as of February 13, 2026, the date the financial statements were available to be issued.

Accounts receivable

The Company uses the current expected credit loss method to determine uncollectable accounts receivable. The current expected credit loss is based in whole or in part on past experience with the client, the number of days past due, and future economic conditions. At December 31, 2025, there were no outstanding receivables.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer providing the Company Services (see Note 1). The Company's Managing Director and Chief Executive Officer is its chief operating decision maker ("CODM"), who regularly reviews operating results to assess performance and allocated resources. Additionally, the CODM uses excess net capital (see note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute

a single operating segment and therefore, as a single reportable segment, the CODM manages the Company's business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in this footnote.

NOTE 3. RELATED PARTY TRANSACTIONS

Administrative Services and Expense Funding Agreement

The Company has entered into a services agreement with Parent (the "Services Agreement"), whereby Parent provides administrative services to the Company. Under the terms of the Service Agreement, the Company pays the Parent a monthly fee based on a reasonable allocation of the Parent's expense to provide such services. Currently the Company pays Parent $450 per month for administrative services under the terms of the Services Agreement.

The Services Agreement amount paid to Parent for the year ended December 31, 2025, was $5,400.

In addition to the Services Agreement described above, the Company occasionally takes assignment of the Parent's agreement with a client ("Parent Client Agreement") to provide services in connection with a proposed transaction that may result in a sale of securities. In the event of an assignment of a Parent Client Agreement, the Company provides all remaining services set forth in the Parent Client Agreement and collects all the remaining fees payable by such client as set forth in the Parent Client Agreement.

NOTE 4. SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring adjustment to or disclosure in the financial statements through February 13, 2026, the date the financial statement were approved by the Company's management and thereby available to be issued.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $39,650 which was $34,650 in excess of its required net capital of $5,000.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2025

Schedule I

FG Capital LC
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2025

Net capital

    Total member's equity $ 39,650

        Net capital $ 39,650

Aggregate indebtedness

    Items included in statement of financial condition:
    Total aggregate indebtedness $ 0

Computation of basic net capital requirement

    Minimum net capital required $ -

    Minimum dollar net capital requirement of reporting
    broker or dealer   5,000

    Net capital requirement $ 5,000

Excess net capital $ 34,650

Excess net capital at 1,500 percent $ 34,650

Excess net capital at 1,000 percent $ 34,650

Ratio: Aggregate indebtedness to net capital   0. to 1

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2025.

Note 2. The broker-dealer has no obligations under SEA Rule 15c3-3 because the firm satisfies the qualifications of a "Non-Covered Firm" as set forth in FAQ 18 in the SEC staff's "FAQs Concerning the Amendments to the Certain Broker-Dealer Financial Reporting Rules".

Schedule II

FG Capital LC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2025

Credit balances

Total credit items $ -

Debit balances

Total debit items $ -

Required deposit   None

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2025.

Note 2. The broker-dealer has no obligations under SEA Rule 15c3-3 because the firm satisfies the qualifications of a "Non-Covered Firm" as set forth in FAQ 18 in the SEC staff's "FAQs Concerning the Amendments to the Certain Broker-Dealer Financial Reporting Rules".

FG Capital LC
Exemption Report

FG Capital LC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). The Company had no obligation under Rule 15c3-3 for the fiscal year ended December 31, 2025 without exception.

To the best of its knowledge and belief, the Company states the following:

(1) The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers.

(2) The Company did not carry accounts of or for customers.

(3) The Company did not carry Proprietary Accounts of Broker-Dealers (as defined in Rule 15c3-3.

I, David B. Mueller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

February 13, 2026



Report of Independent Registered Public Accounting Firm

Member
FG Capital LC
Saint Louis, Missouri

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) FG Capital LC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customer other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FG Capital LC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FG Capital LC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Anders Minkler Huber & Helm LLP

St. Louis, Missouri
2/13/2026

● THE POWER TO DREAM BIG

St. Louis
800 Market Street, Suite 500
St. Louis, MO 63101-2501

Chesterfield
16090 Swingley Ridge Road, Suite 220
Chesterfield, MO 63017-2064

p 314.655.5500
f 314.655.5501
anderscpa.com



**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

Member
FG Capital LC
Saint Louis, Missouri

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC 7) for the year ended December 31, 2025. Management of FG Capital LC (the Company) is responsible for its SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [if applicable].

● **THE POWER TO DREAM BIG**

St. Louis
800 Market Street, Suite 500
St. Louis, MO 63101-2501

Chesterfield
16090 Swingley Ridge Road, Suite 220
Chesterfield, MO 63017-2064

p 314.655.5500
f 314.655.5501
anderscpa.com

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler Huber & Helm LLP

St. Louis, Missouri
2/13/2026